Mail Stop 6010
      December 20, 2005


VIA U.S. MAIL AND FACSIMILE (408) 544-6414

Nathan Sarkisian
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, CA  95134

      Re:	Altera Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 11, 2005
		File No. 000-16617

Dear Mr. Sarkisian:


      We have reviewed your response dated December 7, 2005 and related filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 2.  Significant Accounting Policies, page 35

Revenue Recognition, page 37

1. We note your response to prior comment two in our letter dated November 22, 2005. We see that you defer revenue on products sold to distributors due to the right of return. Please tell us why you defer revenue related to your sales returns and allowances and the accounting literature you relied on for this treatment. If you do not meet the criteria under SFAS 48 to recognize revenue because of your inability to estimate returns, clarify the basis for recognizing the sale on your balance sheet. In addition, clarify the nature of the reserves for OEM sales returns and allowances and why this is included in the deferred income liability. Your response should indicate how this accounting treatment complies with SAB 101, SAB 13A.4. and SFAS 48.
2. As a related matter, please provide us with the composition of your deferred income and allowances on sales to distributors at the most recent balance sheet date, and indicate the amount of deferred income related to rights of return. Please also tell us your history of reversals of deferred income and allowances of sales to distributors. In addition, tell us when you expect to recognize this deferral in the statements of income.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief
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Mr. Sarkisian
Altera Corporation
December 20, 2005
Page 2